FraserPapers

05010619

FILE No. 82-34837

August 11, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following document:

- Early Warning Report dated August 5, 2005 in respect of the acquisition of additional securities and the increase in percentage of outstanding securities held by Brascan Corporation.

If the Commission has any questions with respect to this letter or its enclosure, please contact the undersigned at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

by: [signature]
Marina Mueller
Assistant Corporate Secretary

Enclosures

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA
Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

REPORT PURSUANT TO
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 176 OF THE SECURITIES ACT (ALBERTA)
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
SECTION 92 OF THE SECURITIES ACT (MANITOBA)
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

1. **Name and Address of Offeror:**

Brascan Corporation ("**Brascan**")
BCE Place, 181 Bay Street
Suite 300, P.O. Box 762
Toronto, Ontario
M5J 2T3

Brascade Corporation ("**Brascade**")
BCE Place, 181 Bay Street
Suite 300, P.O. Box 762
Toronto, Ontario
M5J 2T3

2. **Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:**

In connection with the creation by Nexfor Inc. ("**Nexfor**") of Fraser Papers Inc. ("**Fraser Papers**") and the distribution of the common shares (the "**Common Shares**") of Fraser Papers to the Nexfor common shareholders on June 30, 2004, Brascan, through its subsidiary Brascade, received 12,760,971 Common Shares, representing approximately 42% of the outstanding Common Shares.

3. **Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:**

Over the last three months, Brascan acquired 415,720 Common Shares, and on August 3, 2005, acquired an additional 200,000 Common Shares for an aggregate of 615,720 Common Shares, representing approximately 2% of the outstanding Common Shares. Together with the 12,760,971 Common Shares owned since June 30, 2004, Brascan beneficially owns approximately 45% of the outstanding Common Shares through Brascade.

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3, above, over which:**

   (a) **the Offeror, either alone or together with any joint actors, has ownership and control;**

   Brascan and Brascade have ownership and control over all the Common Shares referred to in paragraph 3.

   (b) **the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and**

   None.

   (c) **the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

   None.

5. **The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:**

   The Toronto Stock Exchange.

6. **Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

   Brascan and Brascade have no current intention to sell or acquire additional Common Shares but may do so depending upon market circumstances.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

   Not applicable.

8. **Names of any joint actors in connection with the disclosure required herein:**

   Not applicable.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities,**

including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

Not applicable.

10. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:

Not applicable.

Dated at Toronto, Ontario the 5th day of August, 2005.

BRASCAN CORPORATION

"Brian D. Lawson"

Name: Brian D. Lawson
Title: Executive Vice President and Chief Financial Officer

BRASCADE CORPORATION

"Bryan K. Davis"

Name: Bryan K. Davis
Title: Vice President and Treasurer